Little Rebels



LETTER ⌄

Dear investors,

We've been sharing our journey with you through our emails, giving you a glimpse into how challenging this past year has been. I want to take this moment to sincerely thank you for believing in our mission. Creating something truly impactful takes time, and we know the return on your investment isn't always immediate. Your patience and unwavering support mean the world to us—thank you!

We need your help!

We must go mainstream and ensure our brand reaches as many people as possible. Visibility is key to growth, and for that, we must invest in strong publicity and marketing strategies. By increasing brand awareness, we can attract more customers, build trust, and ultimately drive higher sales. Expanding our reach will help us

ultimately drive higher sales. Expanding our reach will help us establish a lasting presence in the market. If you know any influencers or agencies willing to work with us, without receiving a monthly fee, please let us know.

Sincerely,

Marjorie Spitalnik

Founder & CEO

How did we do this year?

REPORT CARD

C-

☺ The Good

- We were able to bring the dolls to the US
- We landed a couple of new retailers
- We attended the NYTF

☹ The Bad

- We weren't yet able to start returning our investors' investments
- We struggled with sales

We struggled with sales

We struggled to get into more big retailers

2024 At a Glance

January 1 to December 31


$$$$

$2,875 [60%]
Revenue



-$5,681 [295%]
Net Loss


IOU!

$5,003 +10X
Short Term Debt



$36,749
Raised in 2024



$10
Cash on Hand
As of 01/10/24

INCOME BALANCE NARRATIVE



Net Margin: -198%   Gross Margin: 3%   Return on Assets: -50%   Earnings per Share: $0.00

Revenue per Employee: $2,875   Cash to Assets: 0%   Revenue to Receivables: 57,499

Debt Ratio: 44%

📄 Little_Rebels_GAAP_Financials_--_2024_-_GAAP_Financials.pdf

📄 Little_Rebels_Inc._GAAP_Financial_Report_2023-2024.pdf

We  Our 56 Investors

Thank You For Believing In Us

Lori Sussle Bonanni	Malte Niebelschuetz	Claire Dodin	Felix Vayssieres	Silvia Mah	Amanda Gummer
Cade Joiner	Michele Goodman	Jonathan Hendrickson	Sacky Mitrani	Valeria Duarte	Ruben Sosenke
Laura Fernandez	Mi Lodge	R K	Valeria Emanueli	Pablo Salomon	Macarena Rabosto
Claudia Piñeyrúa	Cecilia Martinelli	Claudia Barrientos	Roxana Elizalde	Alvaro Ballester	Jessica Salonna
Mariana JS	Santiago Oitaben	Sylvia Chebi	Florencia Clemente	Maria Florencia...	Margarita Ferber
Wlady Halau	Elossic Hall	Sally Connolly	Natalia Giordano	Joaquin Moriva	Cocilia Doittovin

Wlady Helou	Flossie Hall	Sally Connolly	Natalia Giordano	Joaquin Morixe	Cecilia Poittevin
Alejandra Labraga	María Cecilia Durán...	Alberto Menestrina	Michelle M Morrison	Eduardo Ponce De...	Marcos Ambrosi
Maximiliano...	Santiago Zabalza	Debbie Chen	Felipe Schneider	Lael Barry	Bibi Gonzalez
Andrew Darlow	Juan Casaravilla	Damian Ares	Daniel Erosa	Martin Erosa Segurpas	Pablo Nunez
P AB Lo MAZZA					

Thank You!

From the Little Rebels Team



Marjorie Spitalnik

Founder & CEO

Genius of Play Ambassador, TEDx Speaker, YLAI Fellow, President Uruguay-India Business Council. Awarded as Women Creating a better world for us all by Women...



Jacinto Montu

Head of Tech

App development for companies like Disney and Pixar.



Azhelle Wade

Toy coach

Creator at The Toy Coach Academy. Board Member at ASTRA. 3x Patented Inventor



Dr. Amanda Gummer [in]

Advisor

Founder of the Good Toy Guide
and FUNdamentally Children.
PhD, Phsycology

Details

The Board of Directors

Director	Occupation	Joined
Marjorie Spitalnik	CEO @ Little Rebels	2019

Officers

Officer	Title		Joined
Marjorie Spitalnik	President	CEO	2019

Voting Power ⦿

Holder	Securities Held	Voting Power
Marjorie Spitalnik	10,000,000 Common	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2020	$12,884		Section 4(a)(2)
08/2021	$343		Section 4(a)(2)
12/2022	$5,000		Other
04/2024	$36,749		4(a)(6)

The use of proceeds is to fund general operations

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Federico Zibia ❓	08/15/2021	$343	$0 ❓	0.0%		
Scott Woods ❓	12/03/2022	$5,000	$3,500 ❓	10.0%		Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	10,000,000	No

Warrants: 0
Options: 0

Form C Risks:

Increasing shipping and transportation costs are driving retail prices up while also lowering gross profit margins.

Little Rebels is a small team executing the company's mission and tasks at the moment. All processes and company growth heavily rely on the company's founder for the moment.

Competitors entering the market with higher marketing budgets. This could slow our growth as we keep a limited budget to enter a competitor dispute.

International Trade Regulations, customs duty changes, and tariffs are factors in international trade. Although plush toys have been excluded in the past from duties and tariffs, changes in governments can always affect supply chain costs.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

This round won't secure the success of the company for the next year. We will be launching a new round, for seed investment in order to keep growing in a healthy way, but there are no guarantees on when would that happen.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment

in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes holds no position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the net revenues of the Company, and the Investor will have no recourse to change these decisions. The Investor's the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be negatively affected. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❷
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company
Little Rebels Inc.

Delaware Corporation
Organized April 2019
1 employees
Sunset Lake Road
Newark DE 19702 http://www.wearelittlerebels.com

Business Description

Refer to the Little Rebels profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Little Rebels is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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